Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

As at June 10, 2013

The following management’s discussion and analysis (“MD&A”) of the results of operations and financial condition of Quest Rare Minerals Ltd. (“Quest” or the “Corporation”) covers the three and six-month periods ended April 30, 2013, unless otherwise noted. It should be read in conjunction with the audited financial statements and related notes as at and for the year ended October 31, 2012 and the condensed interim financial statements for the three and six-month periods ended April 30, 2013.

The condensed interim financial statements for the three and six-month periods ended April 30, 2013 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. These condensed interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the financial statements for the year ended October 31, 2012 which have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”) except for the new standards and interpretations effective November 1, 2012. All amounts are expressed in Canadian dollars unless otherwise noted.

Forward-Looking Statements

Certain of the information contained in this document may constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable Canadian and U.S. securities legislation. Forward-looking statements may include, among others, statements regarding the Corporation’s future plans, costs, objectives or economic performance, or the assumptions underlying any of the foregoing, including those concerning the Corporation’s Strange Lake B-Zone Rare Earth Element (“REE”) property. In this document, words such as “may”, “would”, “could”, “will”, “likely”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate” and similar words and the negative form thereof are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether such future performance will be achieved. Forward-looking statements are based on information available at the time and/or management’s good faith belief with respect to future events and are subject to known or unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Corporation’s control. These risks and uncertainties include, but are not limited to, those described under the heading “Risk Factors” in the Corporation’s Annual Information Form for the fiscal year ended October 31, 2012, which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and could cause actual events or results to differ materially from those projected in any forward-looking statements. The Corporation does not intend, nor does it undertake any obligation, to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise, except if required by applicable law.

OVERVIEW

Quest is a Canadian-based exploration company focused on the identification and discovery of new REE deposit opportunities, led by an experienced management and technical team. The Corporation is currently advancing projects in certain of Canada’s premier exploration areas: the Strange Lake and Misery Lake areas of northeastern Québec. The Corporation’s past exploration program led to the discovery of a new REE deposit, the B-Zone, on the Corporation’s Strange Lake property. In September 2010, the Corporation completed a mineral resource estimate as well as a Preliminary Economic Assessment of the Strange Lake B-Zone deposit. Drilling on 60 m by 80 m centres over the defined limits of the deposit in the summer of 2010 allowed Quest to develop a revised Indicated and Inferred Resource Estimate in April 2011. The report was used as the basis to develop a program of definition drilling and to commence a pre-feasibility study program at Strange Lake in 2011. In addition, the Corporation undertook advanced exploration work to further develop a new area of REE mineralization on its Misery Lake project, approximately 120 kilometres south of the Strange Lake Project. The Corporation continues to pursue high value rare earth project opportunities throughout North America.

Quest’s exploration strategy involves combining prospecting and strong geological expertise with the use of leading-edge geophysical and geochemical techniques to search for mineral deposits. The Corporation also believes in conducting exploration through joint ventures with other mining firms, in order to share exploration risk and to benefit from its partners’ capabilities in mine development and production.

The Corporation’s shares are listed for trading on NYSE MKT (formerly NYSE AMEX) and the Toronto Stock Exchange (TSX) under the trading symbol QRM. Additional information regarding Quest can be found on SEDAR (www.sedar.com), on EDGAR (www.sec.gov) and on Quest’s web site (www.questrareminerals.com).

QUÉBEC, AND NEWFOUNDLAND AND LABRADOR EXPLORATION ASSETS

Strange Lake Rare Earth Project, Québec, Newfoundland and Labrador

The Strange Lake property comprises a total of 570 claims, of which 504 are in Québec and 66 are in Newfoundland and Labrador. The property, located 220 km northeast of Schefferville and 125 km west of the Voisey’s Bay Nickel-Copper-Cobalt Mine, covers an area of 24,130 hectares. Exploration work on the Strange Lake Project has been focused around the Strange Lake B-Zone REE deposit discovered by Quest in 2009 and around additional anomalous REE showings identified by Quest crews on the property.

On December 17, 2012, Quest filed on SEDAR a National Instrument 43-101 compliant technical report that disclosed a revised resource estimate for the B-Zone REE deposit. The report, prepared by Micon International Limited of Toronto, Ontario, was based on all 2009 to 2011 diamond drill results obtained over the deposit. As previously announced (see Press Release : October 31, 2012), the technical report contains a greatly enlarged Indicated and Inferred category resource estimate for the B-Zone rare earth deposit within the Strange Lake Project, compared to that previously reported.

The base case resource was estimated using a total rare earth oxide (TREO+Y) cut-off grade of 0.5% TREO (Table 1) and represents sufficient Indicated Resource to satisfy a minimum 25 year open pit production model established for Quest’s B-Zone Preliminary Economic Assessment (PEA) study (see Press Release : September 9, 2010). At this cut off, the B-Zone hosts an Indicated Resource of 278.1 million tonnes grading 0.93% TREO+Y, 1.92% zirconium oxide (ZrO2), 0.18% niobium pentoxide (Nb2O5 ) and 0.05% hafnium oxide (HfO2) and a heavy rare earth oxide (HREO)/TREO ratio of 38% and a further Inferred Resource of 214.4 million tonnes grading 0.85% TREO+Y, 1.71% ZrO2, 0.14% Nb2O5 and 0.05% HfO2. Contained within the Indicated Resource is a near-surface higher grade “Enriched Zone” (previously named the “Pegmatite Spine”, see Figure 1) containing 20.0 million tonnes at 1.44% TREO+Y, 2.59% ZrO2, 0.34% Nb2O5 and 0.06% HfO2 and a HREO/TREO ratio of 50%. A lower grade Granite Domain within the Indicated Resources contains 258.1 million tonnes at 0.89% TREO+Y, 1.87% ZrO2, 0.16% Nb2O5 and 0.05% HfO2.

Table 1 – B Zone Mineral Resource Estimate

Domain	Tonnes (x1000t)	LREO	HREO + Y	TREO + Y	H:T Ratio %	ZrO2%	HfO2%	Nb2 O5%
INDICATED
Enriched Zone	20,020	0.72	0.72	1.44	50%	2.59	0.06	0.34
Granite Domain	258,108	0.55	0.33	0.89	38%	1.87	0.05	0.16
Total	278,128	0.57	0.36	0.93	39%	1.92	0.05	0.18
INFERRED
Granite Domain	214,351	0.55	0.30	0.85	35%	1.71	0.04	0.14

Current Exploration Work

Quest exploration personnel undertook compilation of the data collected during the 2012 campaign and have completed several assessment reports which are being filed with Quebec Government authorities. Given that all definition drilling of the Strange Lake B-Zone deposit has been completed, no additional drilling will be required in 2013.

Future Exploration Work

An environmental audit of the Strange Lake property will be completed during this summer period as required by Quest’s site occupation permit closure plan. Field work is currently being planned with a contractor. All sites deemed to require cleanup will be remediated by Quest and contractor crews.

Pre-Feasibility Study (“PFS”) Work

Acid Bake and Leach

Front-end metallurgical efforts focused on refining the process design parameters, updating of the operating cost model for the front-end processing plants including ore crushing and grinding, bake and acid recovery and tailings management and completion of the metallurgical development chapter in the base case PFS.

Support was rendered to the operation of the mini-pilot plant at Process Research Ortech Inc. in Mississauga. Specifically, the focus was on understanding the impact of wash solution recycle on REE extraction. Bench scale tests were conducted on mini-pilot plant baked material to improve the understanding of key process variables in baking, acid recovery and leaching on elemental extraction. Additional acid bake and leach tests were conducted at Hazen Research to define the cut-off point of solution flow to SX.

15 tonnes of core reject samples were sorted into low, medium and high grade material in preparation for a campaign through the pilot plant.

Mini-pilot plant pilot operations

The mini-pilot plant was operated at Process Research Ortech Inc. in Mississauga, ON. The program included leaching of previously sulfated material to generate pregnant leach solution, and operation of the zirconium solvent extraction circuit. Zirconium extractions and scrubbing exceeded expectations but the stripping circuit stability required more work at the bench scale to resolve the solution stability. During some of the pilot tests, plant tours were given to various research analysts, investment groups, and other interested parties.

Development of alternative zirconium stripping and regeneration

To resolve the issues observed in the mini-pilot plant, an alternative stripping and regeneration circuit was evaluated in a detailed bench scale program. This testing confirmed that this will provide a robust alternative to the original process. This change plus bench work to optimize the separation of uranium from zirconium will also be evaluated in the pilot plant scheduled for June 2013.

Niobium circuit confirmation work

After production of sufficient quantities of raffinate from the zirconium circuit, further test work was conducted on the niobium solvent extraction circuit. This circuit continues to appear robust and most assumptions appear to be confirmed in preparation of further piloting work.

Niobium mini-pilot equipment procurement

Equipment was procured for the niobium mini-pilot plant, including custom mixer settlers, variable speed agitator drives, support racks, metering pumps, custom pump mix impellers, solution heating equipment, and ventilation systems. This circuit will be operated in June.

Engineering

Work continued on the optimisation of the PFS designs. Preliminary analysis confirmed that the revised design concept continues to show potential and investigations continue.

Environmental Baseline Data Collection

The work program planned for early 2013 was initiated. This focussed on the collection of data on winter caribou migration.

Alterra - Strange Lake Option Property Agreement, Newfoundland and Labrador

The property comprises 30 claims covering 750 hectares contiguous to the east of Quest’s Strange Lake Project. Quest initiated negotiations in 2010 to acquire a participation in this rare earth property adjacent to Strange Lake. The claims cover geological and airborne geophysical targets that form the northeastern extension of surface mineralization defined by Quest crews in 2009, known as the SLG occurrence.

On June 15, 2010, Quest announced that it had entered into an exploration and option agreement with Search Minerals Inc. (“Search”) and Alterra Resources Inc. (“Alterra”), a wholly-owned subsidiary of Search, pursuant to which Quest has an option to acquire up to a 65% undivided working interest in 30 mining claims located on the southeastern contact of the REE-bearing Strange Lake Alkali Complex in western Labrador.

Under the terms of the exploration and option agreement, Quest may earn a 50% undivided working interest in the 30 claims by issuing an aggregate of 80,000 common shares of Quest to Alterra over a period of three years and by incurring mining exploration expenditures of $500,000 in the aggregate over a period of three years. Upon completing all of the payments mentioned above, Quest will have an option to acquire an additional 15% undivided working interest in the mining claims by making a payment of $75,000 before the fourth anniversary date of the exploration and option agreement, by issuing an additional 150,000 common shares of Quest to Alterra on or before the fifth anniversary date of the exploration and option agreement, and by incurring mining exploration expenditures of $1,250,000 in the aggregate on or before the fifth anniversary date of the exploration and option agreement.

As at October 31, 2012, the Corporation had issued a total of 40,000 common shares under this agreement, at a price of $1.887 per share (October 31, 2011 – 15,000 common shares at a price of $1.887 per share; November 1, 2010 – nil) and incurred $751,572 in exploration expenditures (October 31, 2011 – $151,562; November 1, 2010 – $11,695).

On November 7, 2012, the Corporation entered into an agreement with Search and Alterra under which the Corporation agreed to exchange the Operator fees receivable from Search of $67,141 against its obligation to issue 40,000 common shares of the Corporation to Alterra in order to earn its 50% undivided working interest. As a result, the Corporation has acquired a 50% undivided working interest in the claims. The right of the Corporation under the original agreement to earn an additional 15% interest remains unchanged.

Current Work and Future Exploration Activities

Quest is still evaluating whether to exercise the option of earning a further 15% interest in the property or to convert the option agreement into a 50-50 joint venture with Search to undertake all future exploration on the property.

Project personnel have completed the data collection and a Closure Report was completed and submitted to Government and Non-Government authorities.

Misery Lake Rare Earth Project, Québec, Newfoundland and Labrador

The Misery Lake Property consists of a single claim block comprising 1,030 claims in Québec. The property is located 120 km south of the Strange Lake Project and covers a total of 50,053 hectares. The rare earth potential of the Misery Lake area was first recognized by Quest in August 2007 when reconnaissance bedrock sampling over a concentric magnetic feature returned grab sample results of up to 27% Fe2O3, 1.2% P2O5, 1.5% TiO2 and 2.25% TREO. The Misery Lake Property geology is analogous to the Lovozero Peralkaline Complex in Russia, the country’s primary producing area for rare earths, niobium, tantalum, phosphate and zirconium.

Current Work

The project personnel have completed several assessment reports on the Misery Lake project. Assessment reports of activity will be filed shortly with Government authorities.

In early March 2013, Quest awarded to Abitibi Geophysics of Val D’Or, Québec a contract for the completion and interpretation of a winter geophysical program at the Misery Lake Project.

The program consisted of a GPS-integrated ground magnetic field survey over the entire Misery Lake Intrusion as shown in Figure 1. The configuration of the survey grid consisted of 71 north-south oriented lines with a line spacing of 100 m and eight east-west oriented tie-lines with a spacing of 1,000 m. A total of 470.5 line-km was completed between March 20 and April 6, 2013.

Abitibi Geophysics is currently completing the interpretation of this ground magnetic survey completed over the Misery Lake Intrusion. The geophysical report has been submitted to Quest for review.

Figure 1. 2013 Misery Lake GPS-integrated ground magnetic field survey

Future Work

Results of the winter ground magnetic geophysical survey will be incorporated into the ongoing compilation of Quest’s geophysical, geological and drilling database. This compilation will provide guidance for future exploration work for the Misery Lake Project.

Based on the compilation completed on the project to date Quest is proposing to complete downhole magnetic susceptibility and gamma-ray spectroscopy surveys at approximately 5-10 cm resolution on its 2011 and 2012 drill holes. The survey would allow for a refined correlation between ground and airborne magnetic and radioactivity and areas of known mineralization. Additional drilling is being proposed over targets defined near the centre of the Misery Lake Intrusion as follow-up to mineralization intersected during Quest’s 2011 and 2012 drilling programs. Additional drilling in the outer portion of the Misery Lake Intrusion is also being proposed.

Voisey’s Bay, Newfoundland and Labrador

The Corporation’s 100%-owned Voisey’s Bay property consists of 18 mining claims covering approximately 450 hectares and straddles coastal lands that could potentially be used as a port site for the Strange Lake operations.

Nanuk Uranium Project, Québec

The Nanuk Property consists of a single claim block comprising 55 claims and totaling 2,662 hectares. The property is located within the George River Area approximately 175 km northeast of Schefferville and 60 km south of the Strange Lake Project. The property covers four significant areas of bedrock mineralization, covering an area of four km2. This uranium mineralization is associated with a sequence of tightly folded, medium to coarse grained, leuco-granite horizons with biotite. Previous prospecting, bedrock channel sampling, and drilling revealed good vertical and lateral continuity of the mineralization. One hole (NA09-01), drilled in 2009, intersected a sequence of folded horizons of hematized leuco-granites and mafic gneisses grading 0.041% U3O8 over 7.35m.

Current Work and Future Exploration Activities

No exploration work has been conducted on the property since 2009 and all remaining claims will be allowed to lapse on their anniversary date.

Project Evaluation and Project Development (PE&PD), Rare Metals, Ontario, Québec, New Brunswick, Nova Scotia, and Newfoundland and Labrador

Starting December 2012, Quest decided to add new Rare Metals projects to its existing project portfolio. Quest has acquired several geological databases for all of eastern Canada. Quest’s goal is to generate world-class new projects for the following commodities: molybdenum (Mo), tungsten (W), antimony (Sb), lithium (Li), tin (Sn), indium (In), and tantalum (Ta). Quest is seeking to generate new projects mainly in the following provinces: Ontario, Québec, New Brunswick, Nova Scotia, and Newfoundland and Labrador.

New Brunswick and Nova Scotia PE & PD

GIS compilations for New Brunswick and Nova Scotia were completed during the quarter. Some projects or areas of interest have been selected for further field evaluations. Project owners or claim owners have been contacted and confidentiality agreements signed. Several field evaluations are planned.

Qualified Person

Mr. Pierre Guay, P. Geo., is the qualified person on the exploration projects presented in this MD&A under National Instrument 43-101 Standards of Disclosure for Mineral Projects and is responsible for the technical contents of this report and has approved the disclosure of the technical information contained herein.

Results of Operations

Summary of Quarterly Results

The following table presents unaudited selected financial information for the eight most recently completed financial quarters:

	Year ended October 31, 2013		Year ended October 31, 2012				Year ended October 31, 2011
	Q2 $	Q1 $	Q4 $	Q3 $	Q2 $	Q1 $	Q4 $	Q3 $
Revenues (Operator fees)	—	—	43	—	59,948	—	—	15,150
Net loss and total comprehensive loss	(1,042,041)	(927,071)	(1,153,597)	(1,118,348)	(1,971,430)	(557,870)	(1,905,767)	(858,092)
Basic and fully diluted net income (loss) per share	(0.02)	(0.01)	(0.02)	(0.02)	(0.03)	(0.01)	(0.03)	(0.01)

The Corporation has no intention of paying dividends in the foreseeable future. Any future decision to pay cash dividends will be left to the discretion of the Board of Directors of the Corporation and will depend on the Corporation’s financial position, operating results and capital requirements at the time as well as such other factors that the Board of Directors may consider relevant. The Corporation has paid no dividends and has no retained earnings from which it might pay dividends.

Three-month period ended April 30, 2013 compared with the three-month period ended April 30, 2012

For the three-month period ended April 30, 2013, the Corporation did not earn any operator fees on the Alterra – Strange Lake Project (2012 – $59,948).

The Corporation’s cash is deposited with major Canadian chartered banks and financial institutions and is held in highly-liquid investments. As at April 30, 2013, the Corporation had a total of $8,800,098 in cash and cash equivalents compared to $39,070,307 in cash and cash equivalents and investments held-to-maturity as at April 30, 2012.

Expenses for the three-month period ended April 30, 2013, as detailed in the Interim Statements of Comprehensive Loss, totaled $1,085,410 as compared to $2,317,349 for the three-month period ended April 30, 2012.

For the three-month period ended April 30, 2013, the Corporation reported a net loss of $1,042,041 as compared to a net loss of $1,971,430 for the three-month period ended April 30, 2012, after a future income tax recovery of nil (2012 – $168,586). The Corporation expects to record losses until such time as an economic ore body is defined and developed and there are revenues from mineral production.

Professional fees, investor relations and administration expenses totaled $905,390 (2012 – $2,285,219). The decrease of $1,379,829 related to the following variations:

•

Professional fees decreased by $244,465 to $142,070 (2012 – $386,535) and related mainly to lower professional fees incurred during the three-month period as compared the same three-month period in 2012.

•

Investor relations expenses totaled $480,962 compared to $797,725 for the three-month period ended April 30, 2012. The net decrease of $316,763 related mainly to decreased shareholders’ communication and corporate development expenses and the initial costs related to the listing and commencement of trading on the TSX on March 1, 2012.

•

Administration expenses decreased by $818,601 to $282,358 for the three-month period ended April 30, 2013 (2012 – $1,100,959). The main components of this variation, as detailed in Note 5 to the Condensed Interim Financial Statements, consisted of: an increase in salaries and other employee benefits due mainly to the hiring of additional personnel; an increase in rent and office expenses as a result of the relocations to larger premises and related expenses due to the significant increase in Corporation’s activities, offset by a decrease in stock-based compensation costs.

The costs of exploration and evaluation assets are capitalized until the ore body is defined or the project is abandoned. If the ore body is defined, these capitalized costs will be amortized over a period of years following commencement of production. If a project is abandoned or if the carrying value is not recoverable and exceeds the estimated fair value, an impairment loss is recognized. During the three-month period ended April 30, 2013, the Corporation performed impairment reviews of its exploration and evaluation assets and recorded $180,020 (2012 – $32,130) in impairment charges on its exploration and evaluation assets.

The sale of an interest in claims or a grant received is credited directly to expenditures until such time as all related expenditures are recovered. Direct costs incurred to maintain claims are capitalized. Expenditures on exploration and evaluation assets totaled $3,848,804 for the three-month period ended April 30, 2013 (2012 – $3,835,482) and consisted of $3,817,393 (2012 – $3,826,108) in exploration expenses; a net credit of ($12,029) in acquisition costs as a result of the receipt of a refund of rent paid on claims which were not renewed (2012 – $9,374); and $43,440 (2012 – $232,360) in stock-based compensation expense. In addition, the Corporation recorded tax credits receivable of $1,140,000 (2012 – $1,138,000) relating to these expenditures.

For the three-month period ended April 30, 2013, finance income totaled $47,369 compared to $126,635 for the three-month period ended April 30, 2012. The net decrease of $79,266 was as a result of the decrease in funds on deposit during the three-month period ended April 30, 2013 as compared the three-month period ended April 30, 2012.

The Corporation has recognized its investments held for trading on the balance sheet at their fair value and changes in fair value are recognized as income or loss in the period in which the change arises. As at April 30, 2013, the fair value of the investments held for trading was $2,500 compared to $9,750 as at October 31, 2012. The corresponding unrealized loss on investments held for trading was $4,000 compared to an unrealized loss of $9,250 for the three-month period ended April 30, 2012.

Six-month period ended April 30, 2013 compared with the six-month period ended April 30, 2012

For the six-month period ended April 30, 2013, the Corporation did not earn any operator fees on the Alterra-Strange Lake Project (2012 – $59,948).

The Corporation’s cash is deposited with major Canadian chartered banks and financial institutions and is held in highly-liquid investments. As at April 30, 2013, the Corporation had a total of $8,800,098 in cash and cash equivalents compared to $39,070,307 in cash and cash equivalents and investments held-to-maturity as at April 30, 2012.

Expenses for the six-month period ended April 30, 2013, as detailed in the Interim Statements of Comprehensive Loss, totaled $2,085,855 as compared to $3,231,703 for the six-month period ended April 30, 2012.

For the six-month period ended April 30, 2013, the Corporation reported a net loss of $1,969,112 as compared to a net loss of $2,529,300 for the six-month period ended April 30, 2012, after a future income tax recovery of nil (2012 – $330,327). The Corporation expects to record losses until such time as an economic ore body is defined and developed and there are revenues from mineral production.

Professional fees, investor relations and administration expenses totaled $1,841,901 (2012 – $3,195,328). The decrease of $1,353,427 related to the following variations:

•	Professional fees decreased by $311,561 to $250,308 (2012 – $561,869) and related mainly to lower legal and accounting and consulting fees.

•

Investor relations expenses totaled $927,846 compared to $1,215,481 for the six-month period ended April 30, 2012. The net decrease of $287,635 related mainly to lower investor relations activities, international marketing initiatives and shareholders’ communication and corporate development expenses and the initial costs related to the listing and commencement of trading on the TSX on March 1, 2012.

•

Administration expenses decreased by $754,231 to $663,747 for the six-month period ended April 30, 2013 (2012 – $1,417,978). The main components of this variation consisted of an increase in administrative salaries and employee benefits due mainly to the hiring of additional personnel; an increase in office expenses due to higher costs and increased activities; an increase in Directors’ and Officers’ liability insurance expenses as a result of increased coverage; an increase in directors’ fees offset by a decrease in stock-based compensation costs as a direct result of the number and vesting period of stock options granted during the six-month period ended April 30, 2013 as compared to the six-month period ended April 30, 2012.

The costs of exploration and evaluation assets are capitalized until the ore body is defined or the project is abandoned. If the ore body is defined, these capitalized costs will be amortized over a period of years following commencement of production. If a project is abandoned or if the carrying value is not recoverable and exceeds the estimated fair value, an impairment loss is recognized. During the six-month period ended April 30, 2013, the Corporation performed impairment reviews of its exploration and evaluation assets and recorded $243,954 (2012 – $36,375) in impairment charges on its exploration and evaluation assets.

The sale of an interest in claims or a grant received is credited directly to expenditures until such time as all related expenditures are recovered. Direct costs incurred to maintain claims are capitalized. Expenditures on exploration and evaluation assets, as detailed in Note 4 to the April 30, 2013 condensed interim financial statements totaled $10,416,794 for the six-month period ended April 30, 2013 (2012 – $7,691,013) and consisted of $10,271,176 (2012 – $7,600,275) in exploration expenses; $55,112 (2012 – $90,738) in acquisition costs; and $90,506 (2012 – $455,015) in stock-based compensation expense. In addition, the Corporation recorded tax credits receivable of $2,335,000 (2012 – $2,569,960) relating to these expenditures.

For the six-month period ended April 30, 2013, finance income totaled $123,993 compared to $307,428 for the six-month period ended April 30, 2012. The net decrease of $183,435 was as a result of the increase in funds on deposit during the six-month period ended April 30, 2013 as compared the six-month period ended April 30, 2012.

The Corporation has recognized its investments held for trading on the balance sheet at their fair value and changes in fair value are recognized as income or loss in the period in which the change arises. As at April 30, 2013, the fair value of the investments held for trading was $2,500 compared to $9,750 as at October 31, 2012. The corresponding unrealized loss on investments held for trading was $7,250 compared to an unrealized gain of $4,700 for the six-month period ended April 30, 2012.

Liquidity and Capital Resources

Given that the Corporation’s operations are focused on the exploration and development of mining properties, the most relevant financial information, in its view, relates to current liquidity, solvency, and planned property expenditures. The

Corporation’s financial success will depend on the economic viability of its resource properties and the extent to which it can discover and develop new ore deposits. A number of factors determine the economic viability of a property including: the size of the deposit; the quantity and quality of the reserves; the proximity of the deposit to current or planned infrastructure; the forecasted development and operating costs and the costs to finance the planned expenditures; and the projected cash flows. Such development may take several years to complete and the amount of resulting income, if any, is difficult to determine. The sales value of any mineralization discovered by the Corporation largely depends on factors beyond the Corporation’s control, including the market value of the metals and minerals to be produced.

Management estimates that with either the timely collection of tax credit receivables or securing of debt or new equity financing, the Corporation will have sufficient funds to meet its obligations and budgeted expenditures through the next twelve months. However, there is an element of uncertainty and doubt that without either the timely collection of tax credit receivables or obtaining new financing, the Corporation may be unable to continue at the current level of activities. While the Corporation has been successful in securing financing in the past, there can be no assurance that it will be able to do so in the future, that these sources of financing will be available to the Corporation or that they will be available on terms which are acceptable to the Corporation.

Six-month period ended April 30, 2013 compared with the six-month period ended April 30, 2012

The Corporation’s main sources of funding are equity markets, and the exercise of outstanding warrants and options.

As at April 30, 2013, the Corporation had cash and cash equivalents of $8,800,098 (2012 – $16,617,894), of which nil (2012 – nil) was restricted in use for exploration expenditures pursuant to flow-through agreements and nil (2012 – $22,452,413) invested in Canadian provincial government bonds and AAA-rated Canadian corporate bond securities and $2,500 (2012 – $17,900) invested in Canadian equity securities pursuant to mining property agreements. The investment in cash and bonds which comprise most of Quest’s invested capital, presents no significant risk.

The Corporation has no long-term borrowings.

During the six-month period ended April 30, 2013, the Corporation received cash proceeds of $14,000 from the exercise of stock options (2012 – $11,000).

Based on its planned expenditures, the Corporation has sufficient funds for the conduct of business as currently contemplated for the remainder of fiscal 2013.

Outstanding Share Data

As at June 10, 2013, there were 62,159,684 common shares, stock options in respect of 4,717,500 common shares and 150,000 deferred share units outstanding.

Commitments

The Corporation has leases for its premises and other operating leases as detailed in Note 9 of the financial statements for the year ended October 31, 2012. During the three-month period ended April 30, 2013, the Corporation did not enter into any material new leases or commitments.

Off-Balance Sheet Arrangements

The Corporation does not have any off-balance sheet arrangements.

Related Party Transactions

All of the following related party transactions were in the normal course of operations and were measured at the exchange amounts.

The Corporation retains the services of certain directors of the Corporation to carry out professional activities. During the three and six-month periods ended April 30, 2013, the total amount charged for professional services by directors of the Corporation and recorded in exploration and evaluation assets was $18,750 and $37,500 respectively (2012 – nil and nil respectively).

During the three and six-month periods ended April 30, 2013 and 2012, the Corporation incurred fees to a law firm of which an officer and director of the Corporation is a partner. For the three-month period ended April 30, 2013, the total amount for such services provided was $125,540, of which $61,352 was recorded in professional fees, $19,585 was recorded in investor relations and $44,603 was recorded in exploration and evaluation assets (2012 – $190,994, $27,390 and nil respectively). For the six-month period ended April 30, 2013, the total amount for such services provided was $301,995, of which $117,744 was recorded in professional fees, $19,585 was recorded in investor relations and $164,666 was recorded in exploration and evaluation assets [2012 – $286,475, $27,390 and nil respectively]. As at April 30, 2013, an amount of $21,956 (October 31, 2012 – $106,056) owing to this law firm was included in accounts payable and accrued liabilities in respect of these fees.

During the three-month period ended January 31, 2013, the Corporation entered into non-interest bearing on-demand loans with a director and also with an officer of the Corporation. The loans were made specifically to allow the borrowers to exercise stock options for common shares in the Corporation and to pay related taxes at a time when the Corporation’s Stock Trading Policy prohibited the borrowers from selling the shares acquired. As at April 30, 2013, the amounts included in commodity taxes and other receivables in respect of these loans, were $77,151 and nil respectively (October 31, 2012 – nil and nil respectively).

Excluding the amounts reported above, during the three and six-month periods ended April 30, 2013 and 2012, the Corporation recorded the following compensation for key management personnel and the Board of Directors:

	Three months ended April 30,		Six months ended April 30,
	2013 $	2012 $	2013 $	2012 $
Salaries and employee benefits	188,789	215,820	361,228	354,614
Directors’ fees	53,750	48,750	107,500	97,500
Stock compensation	16,370	644,180	10,668	644,180

	258,909	908,750	479,396	1,096,294

Financial Instruments

The Corporation’s financial instruments consist of cash and cash equivalents, tax credits and other receivables, investments, and accounts payable and accrued liabilities. Due to the short-term nature of cash and cash equivalents, tax credits and other receivables, investments and accounts payable and accrued liabilities, the fair value of these financial instruments approximates their carrying value. The Corporation does not enter into financial instrument agreements, including derivative financial instruments, for speculative purposes.

The Corporation is not exposed to any significant credit risk as at April 30, 2013. The Corporation’s cash and cash equivalents are deposited with major Canadian chartered banks and financial institutions and are held in highly-liquid investments. The Corporation’s receivables principally consist of commodity taxes receivables and tax credit receivables, and are therefore not subject to significant credit risk.

The rates as at April 30, 2013 for Canadian and U.S. funds ranged from 1.20%-1.50% (October 31, 2012 – range of 1.20%-1.50%) and 0.10% (October 31, 2012 – 0.10%), respectively.

In order to ensure that the Corporation maximizes the rate of return on cash funds in excess of its current operating requirements, the Corporation has established an investment committee to oversee the management of these funds.

The Corporation does not have any interest-bearing debt. The Corporation’s cash and cash equivalents carry interest and therefore, the Corporation is exposed to a variation of their interest rate. Based on the exposures to cash and cash equivalents as at April 30, 2013 and assuming that all other variables remain constant, an increase or decrease of 100 basis points in the interest rate during the quarter would result in a decrease or increase of $2,200 respectively in comprehensive loss before income taxes.

The Corporation’s objectives when managing capital are to safeguard its ability to continue its operations as well as its acquisition and exploration programs. As such, the Corporation has primarily relied on the equity markets to fund its activities. In order to carry out planned exploration and to pay for administrative costs, the Corporation will spend its existing working capital and raise additional funds as needed. The Corporation does not use term debt financing and has not paid any dividends. As well, the Corporation does not have any externally imposed capital requirements, either regulatory or contractual.

Critical Accounting Estimates

The Corporation’s condensed interim financial statements include estimates and assumptions made by management. Actual results may vary from these estimates. Critical accounting estimates are discussed under Note 2 of the financial statements for the year ended October 31, 2012.

Changes in Accounting Policies

The Corporation’s critical accounting policies are disclosed under Note 3 of the financial statements for the year ended October 31, 2012.

On November 1, 2012, the Corporation adopted the amendments to IAS 1 which changed the grouping of items presented in other comprehensive income. Items that could be reclassified (or “recycled”) to profit or loss at a future point in time (for example, upon derecognition or settlement) have to be presented separately from items that will never be reclassified. The adoption of the amendment had no impact on the Corporation’s financial position or performance.

NEW IFRS STANDARDS ISSUED BUT NOT YET EFFECTIVE

Standards issued but not yet effective up to the date of issuance of the Corporation’s financial statements are discussed under Note 4 of the financial statements for the year ended October 31, 2012.

Risk Factors

Resource exploration is a highly speculative business, involves a high degree of risk and is frequently unsuccessful. There is no certainty that the expenditures to be made by the Corporation in the exploration of its properties or otherwise will result in discoveries of commercial quantities of minerals. The exploration for and development of mineral deposits involves significant risk, which even a combination of careful evaluation, experience and knowledge may not eliminate. Although the discovery of an ore body may result in substantial rewards, few properties explored are ultimately developed into producing mines. Significant expenditures may be required to locate and establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the Corporation’s current exploration programs will result in a profitable commercial mining operation.

Significant capital investment is required to achieve commercial production from successful exploration efforts. The commercial viability of a mineral deposit is dependent upon a number of factors. These include: (i) deposit attributes such as size, grade and proximity to infrastructure; (ii) current and future metal prices (which can be cyclical); (iii) government regulations, including those relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and necessary supplies and environmental protection; (iv) First Nations negotiations and agreements; and (v) technological risks and changes. The complete effect of these factors, either alone or in combination, cannot be entirely predicted, and their impact may result in the Corporation not receiving an adequate return on invested capital.

The prices of minerals fluctuate widely and are affected by many factors outside of the Corporation’s control. The prices of minerals and future expectation of such prices may have a significant impact on the market sentiment for investment in mining and mineral exploration companies. This in turn may affect the Corporation’s ability to raise equity financing for its capital requirements.

Reference is made to the section of the Corporation’s Annual Information Form entitled “Risk Factors” for a discussion of the risk factors applicable to the Corporation and its business.

Disclosure Controls and Internal Controls over Financial Reporting

Management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), have designed disclosure controls and procedures, or have caused them to be designed under their supervision, to provide reasonable assurance that all material information relating to the Corporation has been made known to them and has been properly disclosed in the Corporation’s annual and interim filings and other reports filed or submitted under applicable Canadian and United States securities laws.

Management of the Corporation, with the participation of the CEO and the CFO, has evaluated the effectiveness of the design and operation of the Corporation’s disclosure controls and procedures as at October 31, 2012. Based on this evaluation, the CEO and the CFO have concluded that the Corporation’s disclosure controls and procedures were effective as of October 31, 2012 to provide reasonable assurance that information required to be disclosed in the Corporation’s annual filings and other reports filed or submitted were recorded, processed, summarized and reported within the time period specified in those rules.

An evaluation was carried out by management on the effectiveness of the Corporation’s internal controls over financial reporting as at October 31, 2012 using the framework and criteria established by the Internal Control-Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that internal controls over financial reporting were effective as at October 31, 2012.

There have been no changes in the Corporation’s internal controls over financial reporting during the three-month period ended April 30, 2013 that materially affected, or are reasonably likely to affect, the Corporation’s internal controls over financial reporting.

Presentation of Mineral Reserve and Resource Information

This MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all reserve and resource estimates included in this MD&A have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“Nl 43-101”). Nl 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including Nl 43-101, differ significantly from the requirements of the SEC and reserve and resource information contained in this MD&A may not be comparable to similar information disclosed by United States companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” exists, is economically or legally mineable, or will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of “contained ounces” in a resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally permits issuers to report mineralization that does not constitute “reserves” by SEC standards only as in-place tonnage and grade without reference to unit measures. The requirements of Nl 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by Quest in compliance with Nl 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

Other Information

Additional information on the Corporation is available under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and on the Corporation’s website at www.questrareminerals.com.